SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,145,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,145,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,145,087 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,800 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,800 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON KURT T. SCHMIDT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,344 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,344 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,344 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES (“CC”) SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,615 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,615 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 10 of 15 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 9, 2022 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Items 2(a) and (c) are hereby amended and restated in their entirety as follows:

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company (“JANA”), (ii) Diane Dietz (whose legal name is Diane Dietz Suciu) (“Ms. Dietz”), (iii) James Lillie (“Mr. Lillie”), (iv) Timothy R. McLevish (“Mr. McLevish”), (v) Kurt T. Schmidt (“Mr. Schmidt” and, together with Ms. Dietz, Mr. Lillie and Mr. McLevish, the “Nominees”), (vi) Dwyane Wade (“Mr. Wade”), (vii) Carsten Charles (“CC”) Sabathia, Jr. (“Mr. Sabathia” and, together with Mr. Wade, the “Advisors”) and (viii) Ginger Gorden (“Ms. Gorden” and, together with the Nominees and the Advisors, the “Reporting Persons”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Ms. Dietz is serving as an investor and advisor in the consumer and retail sector after serving as President and CEO of Rodan & Fields, LLC, a premium skincare brand, and CMO of Safeway, Inc., a food and drug retailer. The principal business of Mr. Lillie is serving as a private investor after previously serving as CEO of Jarden Corporation, a consumer products company. The principal business of Mr. McLevish is as Managing Partner of Strategic Advisory Partners LLC, an investing and advisory business after previously serving as CFO of Kraft Foods Inc. and Kraft Foods Group, a packaged foods company, CFO of Carrier Global Corporation, an HVAC manufacturing company, and CFO at Walgreens Boots Alliance, Inc., a retail and drugstore company. The principal business of Mr. Schmidt is as an investor and director in the consumer and health industries. He is currently a director of the Campbell Soup Company after previously serving as the CEO of the Cronos Group, the CEO and director of Blue Buffalo Company and the Deputy Executive Vice President of Nestlé S.A. The principal business of Mr. Wade is serving as CEO of Wade Enterprises, Inc., an owner of the Utah Jazz of the National Basketball Association, and founder of Wade Cellars after previously being a professional basketball player for 16 years in the National Basketball Association. The principal business of Mr. Sabathia is serving as Special Assistant to the MLB commissioner, Board Vice President of The Players Alliance and host of R2C2 podcast, after previously being a professional pitcher for 19 years in Major League Baseball. The principal business of Ms. Gorden is serving as CEO of the GD Group, Inc., a business management services company.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 4,145,087 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $170 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 11 of 15 Pages

the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Ms. Dietz used a total of approximately $3 million in the aggregate to acquire the 68,000 Shares reported herein as beneficially owned by her.

Mr. Lillie used a total of approximately $2 million in the aggregate to acquire the 40,800 Shares reported herein as beneficially owned by him.

Mr. McLevish used a total of approximately $1 million in the aggregate to acquire the 24,000 Shares reported herein as beneficially owned by him.

Mr. Schmidt used a total of approximately $76 thousand in the aggregate to acquire the 1,344 Shares reported herein as beneficially owned by him.

Mr. Wade used a total of approximately $200 thousand in the aggregate to acquire the 6,292 Shares reported herein as beneficially owned by him.

Mr. Sabathia used a total of approximately $100 thousand in the aggregate to acquire the 2,586 Shares reported herein as beneficially owned by him.

Ms. Gorden used a total of approximately $59 thousand in the aggregate to acquire the 1,615 Shares reported herein as beneficially owned by her.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented with the addition of the following:

JANA has informed the Issuer of JANA’s intent to solicit proxies at the Issuer’s 2023 annual meeting of stockholders.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(b) are hereby amended and restated in their entirety, and Item 5(c) is hereby amended and supplemented, as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 48,020,070 Shares outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2022, filed with the Securities and Exchange Commission on November 8, 2022.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,145,087 Shares, representing approximately 8.6% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 68,000 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Lillie may be deemed to beneficially own 40,800 Shares, representing less than 0.1% of the Shares outstanding.

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 12 of 15 Pages

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 24,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Schmidt may be deemed to beneficially own 1,344 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Wade may be deemed to beneficially own 6,292 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Sabathia may be deemed to beneficially own 2,586 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Gorden may be deemed to beneficially own 1,615 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements, the Special Advisor Agreements, and the Confidentiality Agreement (each as defined in Item 6 below), JANA and the other Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 4,289,724 Shares, representing approximately 8.9% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b) JANA has sole voting and dispositive power over the 4,145,087 Shares, which power is exercised by the Principal. Ms. Dietz has sole voting and dispositive power over the 68,000 Shares beneficially owned by her. Mr. Lillie has sole voting and dispositive power over the 40,800 Shares beneficially owned by him. Mr. McLevish has sole voting and dispositive power over the 24,000 Shares beneficially owned by him. Mr. Schmidt has sole voting and dispositive power over the 1,344 Shares beneficially owned by him. Mr. Wade has sole voting and dispositive power over the 6,292 Shares beneficially owned by him. Mr. Sabathia has sole voting and dispositive power over the 2,586 Shares beneficially owned by him. Ms. Gorden has sole voting and dispositive power over the 1,615 Shares beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Exhibit E hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit E were effected in the open market through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented with the following:

The Reporting Persons are party to the joint filing agreement attached hereto as Exhibit F.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit E:	Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1
Exhibit F:	Joint Filing Agreement, dated December 15, 2022

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 14 of 15 Pages

EXHIBIT E

Transactions in the Shares of the Issuer by the Reporting Persons Since the Filing of Amendment No. 1

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 1 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Mr. Schmidt

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

12/13/2022	1,344	58.86

CUSIP No. 358039105	SCHEDULE 13 D/A	Page 15 of 15 Pages

EXHIBIT F

Joint Filing Agreement, dated December 15, 2022

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate. This Joint Filing Agreement shall terminate and replace the Joint Filing Agreement executed by certain of the undersigned parties on September 22, 2022.

Dated: December 15, 2022

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN